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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 MAIL.COM, INC.
                                 --------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  560311 10 2
                                  -----------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                   President
                            The Clark Estates, Inc.
                       One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                With a copy to:
                              Robin L. Spear, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                         New York, New York 10004-1490
                            Tel. No.: (212) 858-1000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 8, 2001
                                ---------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

====================================================================================================================================
CUSIP NO. 560311 10 2

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
           1  NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE CLARK ESTATES, INC.
                   13-5524538

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           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) [ ]
                                                                                                                             (b) [X]
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           3  SEC USE ONLY

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           4  SOURCE OF FUNDS
                   OO

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           5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
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           6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW YORK

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      NUMBER OF SHARES               7  SOLE VOTING POWER
        BENEFICIALLY
                                              6,973,750* (SEE ITEM 5.)
                              ------------------------------------------------------------------------------------------------------
  OWNED BY EACH REPORTING            8  SHARED VOTING POWER
        PERSON WITH
                                              0
                              ------------------------------------------------------------------------------------------------------
                                     9  SOLE DISPOSITIVE POWER

                                              6,973,750* (SEE ITEM 5.)
                              ------------------------------------------------------------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                              0
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          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,973,750* (SEE ITEM 5.)
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          12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                  [ ]
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          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   10.5% (SEE ITEM 5.)
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          14  TYPE OF REPORTING PERSON

                   CO
====================================================================================================================================

-----------------

* Excludes shares to be issued in payment of interest on the Notes (as hereinafter defined) but includes shares issuable upon conversion of the Notes. (See Item 3.)

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                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This Statement relates to shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Mail.com, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11 Broadway, Suite 660, New York, New York 10004.

Item 2.  Identity and Background.

         (a)-(c) This statement is being filed by The Clark Estates, Inc. (the "Reporting Person"), a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020.

         The Reporting Person is principally engaged in the business of providing management and administrative services for certain institutional, corporate, partnership, individual and trust accounts affiliated with the Clark family.

         Schedule I sets forth the information required by Items 2(a)-(c) and 2(f) of Schedule 13D for each executive officer and director of the Reporting Person.

         (d) Neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

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prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Accounts for which the Reporting Person provides management and administrative services purchased in open market transactions shares of Class A Common Stock which as of the date hereof aggregate 1,943,800 shares of Class A Common Stock. The purchase price for such shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

         On January 8, 2001, Federal Partners, L.P. ("Federal Partners") purchased from the Issuer pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") an aggregate principal amount of $5,000,000 of the Issuer's 10% Senior Convertible Notes due January 8, 2006 (the "Notes"). The Notes are joint and several obligations of the Issuer and its subsidiaries Mail.com Business Messaging Services, Inc. and The Allegro Group, Inc. Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners.

         The Notes are convertible at any time at the option of Federal Partners into Class A Common Stock at an initial conversion price equal to $1.00 per share. The conversion price is subject to anti-dilution adjustments.

         The Notes bear interest semi-annually at the rate of 10% per annum. Interest is payable on January 15 and July 15 each year, commencing July 15, 2001. One half of each interest payment is payable in cash and one half is payable in shares of the Issuer's Class A Common Stock until 18 months after the closing date of the financing. Thereafter, at the option of the Issuer, one half of each interest payment may be paid in shares of Class A Common Stock. The

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shares issued as interest payments will be deemed to have a value equal to the applicable conversion price at the time of payment.

         The purchase price for the Notes was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

Item 4.  Purpose of Transaction.

         The purpose of the purchase of the Notes and the shares of the Class A Common Stock was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of
Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of the Class A Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person either to purchase additional shares of the Class A Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

         Pursuant to a Designation Agreement dated January 8, 2001 (the "Designation Agreement") between the Issuer and Federal Partners, Federal Partners, at its option, has the right to designate one director to the Issuer's Board of Directors for so long as Federal Partners and its affiliates (or such other accounts for which the Reporting Person provides management services) hold at least 3,000,000 shares of Class A Common Stock of the Issuer on a fully diluted basis (including the shares issuable upon conversion of the Notes and shares issued in payment of interest on the Notes). Pursuant to the Designation Agreement, the Board of Directors appointed Stephen M. Duff as a director of the Issuer.

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Item 5.  Interest in Securities of the Issuer.

         (a) The 6,943,800 shares of the Class A Common Stock, including the 5,000,000 shares issuable upon conversion of the Notes but excluding shares to be issued in payment of interest on the Notes, held by the accounts referred to in Item 3 above, together with the 29,950 shares of Class A Common Stock of the Issuer held by executive officers of the Reporting Person constitute approximately 10.5% of the outstanding shares of Class A Common Stock and Class B Common Stock of the Issuer (based upon an aggregate of 51,642,222 outstanding shares of the Class A Common Stock and 10,000,000 outstanding shares of Class B Common Stock as of October 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, and filed on November 14, 2000, and after giving effect to conversion of the Notes at the initial conversion price).

         (b) The Reporting Person and each of the executive officers referred to above has the sole power to vote or to direct the vote and to dispose of or direct the disposition of their respective shares of the Class A Common Stock.

         (c) Neither the Reporting Person, nor any of the accounts referred to above, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has effected any transaction in the Class A Common Stock during the past 60 days.

         (d) Each of the accounts referred to in Item 3 and each of the executive officers referred to above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of the Class A Common Stock.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except for the Designation Agreement, the Notes, the Note Purchase Agreement, the Registration Rights Agreement (referred to below) and the Pledge Agreement (referred to below) (collectively, the "Transaction Agreements"), neither the Reporting Person nor (to the best

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knowledge of the Reporting Person) any of its executive officers or directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The provisions of the Note Purchase Agreement allow for prepayment of the Notes in certain circumstances. The Issuer may prepay the Notes, in whole or in part, at any time (i) on or after the third anniversary of the closing date of the financing, (ii) if the closing price of the Class A Common Stock on the NASDAQ stock market, or other securities market on which the Class A Common Stock is then traded, is at or above $5.00 per share (such amount to be appropriately adjusted in the event of a stock split, stock dividend, stock combination or recapitalization or similar event having a similar effect) for 30 consecutive trading days or (iii) the Issuer desires to effect a merger, consolidation or sale of all or substantially all of its assets in a manner that is prohibited by the Note Purchase Agreement and the holders of the Notes fail to consent to a waiver of such prohibition to permit such merger, consolidation or sale. Additionally, at the option of the holder, the Issuer is required, upon the closing of the event giving rise to such prepayment, to prepay in whole or in part any or all of the Notes for which the Issuer has received written notice from any holder of Notes that elects to be prepaid upon such event if either of the following conditions shall occur (each, a "Mandatory Prepayment"); provided that, in the case of clause (ii) below, such Mandatory Prepayment shall not exceed the amount of net proceeds received by the Issuer in connection with such event: (i) the lenders of any of the additional $40 million of indebtedness permitted to be incurred as provided by the Note Purchase Agreement (excluding the $15 million of Notes permitted to be incurred under the Note Purchase

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Agreement) require a security interest in, or the release of the holders'
security interest in, the shares of India.com, Inc. ("India.com") that are pledged to secure the Notes and any of such holders elect to be prepaid upon the consummation of such financing, in which case the proceeds of such financing shall be applied to the repayment of the Notes the holders of which have so elected to be prepaid, or (ii) the Issuer decides to sell the pledged shares of India.com pledged to the holders of the Notes and any of such holders elect to be prepaid upon the consummation of such sale, in which case the net proceeds of such sale received by the Issuer shall be applied to the repayment of the Notes so electing to be prepaid.

         The Issuer granted shelf and piggyback resale registration rights to the holders of the Notes with respect to the shares of Class A Common Stock issuable upon conversion of the Notes or in payment of interest on the Notes pursuant to a Registration Rights Agreement.

         Pursuant to the Pledge Agreement, the Notes are secured by a pledge of the Issuer's and its wholly-owned subsidiary World.com, Inc.'s share interest in its majority owned subsidiary, India.com. The security interest will be released, among other circumstances, (i) upon repayment of the Notes and accrued interest thereon, (ii) upon a sale, transfer or other disposition of the shares as permitted under the Note Purchase Agreement and the prepayment of Notes as become subject to prepayment in accordance with the Note Purchase Agreement, or
(iii) if the Issuer raises at least $35 million in cash proceeds from the sale of assets (including the pledged shares) or from the issuance of certain additional debt or equity financings on or before April 30, 2001. The Transaction Agreements were filed by the Issuer with the Securities and Exchange Commission as Exhibits 99.1, 99.2, 99.3 and 99.4 to its Current Report on Form 8-K dated January 8, 2001.

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Item 7.  Material to be Filed as Exhibits.

         Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2001


                                             THE CLARK ESTATES, INC.


                                             By:     s/ Kevin S. Moore
                                                 -------------------------------
                                                 Name:   Kevin S. Moore
                                                 Title:  President

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                                                                      SCHEDULE I

                       Directors and Executive Officers of
                             The Clark Estates, Inc.

                                             Principal Occupation, and
                                             Name, Principal Business and
                Name                         Address of Employer

Jane Forbes Clark                            Chairman and Director
                                             The Clark Estates, Inc.
                                             Management Services
                                             One Rockefeller Plaza
                                             Thirty-First Floor
                                             New York, NY 10020

Kevin S. Moore                               President and Director
                                             The Clark Estates, Inc.
                                             Management Services
                                             One Rockefeller Plaza
                                             Thirty-First Floor
                                             New York, NY 10020

Anne L. Peretz                               Director
                                             The Clark Estates, Inc.
                                             Management Services
                                             One Rockefeller Plaza
                                             Thirty-First Floor
                                             New York, NY 10020

Eric L. Straus                               Senior Vice President and Director
                                             The Clark Estates, Inc.
                                             Management Services
                                             One Rockefeller Plaza
                                             Thirty-First Floor
                                             New York, NY 10020

Marshall F. Wallach                          Director, The Clark Estates, Inc.
                                             President
                                             The Wallach Corporation
                                             Investment Banking
                                             1401 17th Street
                                             Suite 750
                                             Denver, CO 80202

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Richard C. Vanison                           Vice President and Treasurer
                                             The Clark Estates, Inc.
                                             Management Services
                                             One Rockefeller Plaza
                                             Thirty-First Floor
                                             New York, NY 10020

William T. Burdick                           Secretary
                                             The Clark Estates, Inc.
                                             Management Services
                                             One Rockefeller Plaza
                                             Thirty-First Floor
                                             New York, NY 10020

All of the executive officers and directors of The Clark Estates, Inc. are United States citizens.

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